Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria y Extraordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2020, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

	A favor	En contra	Abstención
I. Presentación, discusión, y, en su caso, aprobación de la política de dividendos de la Sociedad.
II. Presentación, discusión y, en su caso, aprobación del pago de un anticipo a cuenta de dividendos.
III. Presentación, discusión y, en su caso, aprobación de remoción y designación de Consejero Suplente del Consejo de Administración de la Sociedad.
IV. Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.

Orden del Día de la Asamblea Extraordinaria de Accionistas

	A favor	En contra	Abstención
I. Presentación, discusión, y, en su caso, aprobación de una reforma integral a los estatutos sociales de la Sociedad con motivo de la adopción de modalidad de Sociedad Anónima Bursátil.
II. Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary and Extraordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2020, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

	In favor	Against	Abstention
I. Proposal, discussion and, in its case, approval of the Company’s dividend policy.
II. Proposal, discussion and, in its case, approval of an advance dividend payment.
III. Proposal, discussion and, in its case, removal and appointment of an alternate member of the Board of Directors of the Company.
IV. Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

Agenda for the General Extraordinary Shareholders Meeting

	In favor	Against	Abstention
I. Proposal, discussion and, in its case, approval of a full amendment to the Company’s by-laws due to the change in the type of corporation to a sociedad anónima bursátil (SAB).
II. Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2020 / ___________________, 2020
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos/Witnesses
______________________________ Name: ______________________________	______________________________ Name: ______________________________